Exhibit 99.124

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.)

(“Elemental” or the “Company”)

1020-800 West Pender Street

Vancouver, British Columbia V6C 2V6

Item 2	Date of Material Change

November 13, 2025

Item 3	News Release

A news release dated November 13, 2025 was disseminated via Cision, having been filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4	Summary of Material Change

On November 13, 2025, Elemental announced the closing of the previously announced merger of EMX Royalty Corp. (“EMX”), and Elemental by way of a court-approved statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”). Pursuant to the Transaction, among other steps, Elemental issued to former common shareholders of EMX 31,500,450 Common Shares of Elemental (“Elemental Shares”) and acquired all of the issued and outstanding common shares of EMX. In connection with the Transaction, Elemental has changed its name to “Elemental Royalty Corporation”.

Additionally, Elemental announced the closing of the previously announced private placement financing with Tether Investments S.A. de C.V. (“Tether”) pursuant to which Tether has purchased 7,502,502 Elemental Shares at a price of C$18.38 (US$13.33) per common share for aggregate gross proceeds of approximately US$100 million (the “Tether Financing”).

In connection with the closing of the Transaction, David Cole has been appointed CEO of Elemental, Frederick Bell has been appointed President and Chief Operating Officer of Elemental, Stefan Wenger has been appointed Chief Financial Officer of Elemental, and David Baker has been appointed Chief Investment Officer.

Item 5.1	Full Description of Material Change

On November 13, 2025, Elemental announced the closing of the Transaction.

In connection with the Transaction, Elemental changed its name to “Elemental Royalty Corporation”. It is anticipated that that the Elemental Shares will commence trading on the TSX Venture Exchange (the “TSX-V”) under the new CUSIP (28620K106) and ISIN (CA28620K1066) on November 14, 2025 under the ticker symbol “ELE” and on the OTCQX Best Market under the ticker symbol “ELEMF”.

Additionally, Elemental announced the closing of the Tether Financing.

In connection with the closing of the Transaction, David Cole has been appointed CEO of Elemental, Frederick Bell has been appointed President and Chief Operating Officer of Elemental, Stefan Wenger has been appointed Chief Financial officer of Elemental, and David Baker has been appointed Chief Investment Officer.

The EMX common shares are expected to be delisted from the TSX-V at market close today and the NYSE American within one to two business days following the date of the press release announcing the Transaction. EMX has applied to the Canadian securities regulators for EMX to cease to be a reporting issuer in the applicable jurisdictions, and will deregister the common shares of EMX under the U.S. Securities Exchange Act of 1934, as amended.

Further details of the Transaction and the Tether Financing are set out in EMX's Management Information Circular dated September 29, 2025 and Elemental’s Management Information Circular dated September 29, 2025 and the related continuous disclosure documents of the companies, which are available under their respective profiles on SEDAR+ at www.sedarplus.ca, and, for EMX, on Edgar Next at www.sec.gov.

The Transaction was structured so as to permit the parties to rely on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, together with applicable exemptions from U.S. state securities laws, in connection with the securities issued by Elemental.

U.S. Listing

Elemental has filed an application to list its common shares on Nasdaq Stock Market (“Nasdaq”) under the ticker symbol “ELE”. Due to the U.S. federal government shutdown, which presently includes the U.S. Securities and Exchange Commission (“SEC”), Nasdaq has advised that it cannot further advance Elemental’s listing application until such time as the SEC reopens to complete its review. It is expected that approval of Elemental’s listing application should be forthcoming following the end of the government shutdown and reopening of the SEC.

Tether Financing

The Elemental Shares issued to Tether pursuant to the Tether Financing are subject to a statutory hold period expiring on March 14, 2026. No finder’s fees or commission were paid in connection with the Tether Financing.

The net proceeds of the Tether Financing are expected to be used to partially fund the purchase prices of two previously announced royalty acquisitions by Elemental (being Laverton, in Western Australia and Dugbe, in Liberia) or, if such royalty acquisitions are paid using Elemental’ credit facility, to repay in full such facility to ensure the combined company remains entirely unleveraged and maintains sufficient capital for the combined entity, were used to pay off in full EMX’s credit facility, and are also expected to be used to pay tax withholdings relating to certain of EMX’s equity incentive securities under the Transaction and fund other expenses of the Transaction, and to provide capital for the activities of the combined company upon completion of the Transaction.

The Tether Financing is a related party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and Policy 5.9 of the TSX-V. As announced in Elemental’ news release dated November 4, 2025, shareholders of Elemental approved, among other things, an ordinary resolution in accordance with the ‘majority of the minority’ shareholder approval requirements set forth in Part 8 of MI 61-101 and TSX-V Policy 5.9 The formal valuation requirement under MI 61-101 does not apply to the Tether Financing as Elemental has relied on the exemption therefrom contained at section 5.5(b) of MI 61-101. Further details regarding the Tether Financing will be included in Elemental’ management information circular in connection with the Elemental Meeting and are set out in the subscription agreement between Tether and Elemental in connection with the Tether Financing. A copy of such subscription agreement is available on Elemental’s profile on SEDAR+ at www.sedarplus.ca.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Frederick Bell

President and Chief Operating Officer

+44 (0) 7554 872 794

Item 9	Date of Report

November 13, 2025

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, (collectively, “forward-looking statements”) that reflect Elemental’ and EMX’s (the “Companies”) current expectations and projections about their future results. These forward-looking statements may include statements regarding the listing of Elemental on a US stock exchange and the timing thereof, the use of proceeds of the Tether Financing, expected trading of the Elemental Shares under the new CUSIP/ISIN, expected delisting of the shares of EMX, expectations regarding EMX ceasing to be a reporting issuer and having its common shares deregistered under US securities laws, and the status of Elemental’s application to list the Elemental Shares on Nasdaq and the status of the US government shutdown. Forward-looking statements may also include expectations regarding Elemental’s ability to integrate EMX’s assets and operations effectively, anticipated royalty revenue growth, and the potential for future royalty acquisition opportunities following completion of the Transaction. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects,” “anticipates,” “believes,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including that no material disruption to production at any of the mineral properties in which the Companies’ have a royalty or other interest; that synergies are realizable as between Elemental and EMX; and the success of Elemental’s previously announced acquisitions based on various factors. Additional assumptions include the successful implementation of Elemental’s growth strategy, including leveraging the combined expertise of the newly appointed executive team, and the ability to identify and secure new royalty opportunities.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others; the inability to satisfy the listing requirements to be listed on a US stock exchange; the timing of the re-opening of the US government, and the expected uses of proceeds of the Tether Financing. Other risks include unforeseen challenges in integrating EMX’s operations and assets, unanticipated costs or delays associated with royalty acquisitions, changes in tax laws or regulations impacting the combined company, and potential adverse changes in the political or economic environment in jurisdictions where the combined company operates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Companies to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Companies will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in (A) the Elemental’ Annual Information Form dated August 18, 2025, filed under the Elemental’ profile on SEDAR+ at www.sedarplus.ca; and (B) the EMX risk factors listed in EMX’s Management’s Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Although the Companies have attempted to identify important factors that could cause actual results to differ materially from those Companies in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Companies do not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

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